FORM 12B-25

U.S. SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C. 20549

SEC File No.: 000-54611
CUSIP No.:

NOTIFICATION OF LATE FILING

[X] Form 10-K [ ] Form 11-K [ ]Form 20-F [X] Form 10-Q [ ] Form N-SAR

For Period Ended:    June 30, 2014

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	Greentech Mining International, Inc.
Former Name if Applicable:

Address of Principal Executive Office
(Street and Number):	1840 Gateway Drive, Suite 200

City, State and Zip Code:	Foster City, California 94404

PART II - RULES 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]
(b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be files on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-Q could not be filed within the prescribed time period.   The 10-Q cannot be timely filed within the prescribed time period without unreasonable effort and expense due to unforeseen delays.  This Notification of Late Filing is being submitted to preserve the timeliness of the filing of the Annual Report on Form 10-Q.

PART IV - OTHER INFORMATION

     (1)  Name and telephone number of person to contact in regard to this notification:

Matthew Neher	(650)	283-2653
Name	(Area Code)	(Telephone Number)

     (2)  Have all periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed: If the answer is not, identify report(s). [X] Yes [ ] No

     (3)  It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          [ ] Yes [X] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    Greentech Mining International, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 15, 2014.	Greentech Mining International, Inc.

	By:	/s/ Matthew Neher
Matthew Neher
Chief Executive Officer
Principal Financial Officer